Exhibit 99.1

SECOND AMENDMENT TO THE FIFTH AMENDED
AND RESTATED SYNDICATED CREDIT AGREEMENT

This Second Amendment to the Fifth Amended and Restated Syndicated Credit Agreement is dated as of May 17, 2012 between Advantage Oil & Gas Ltd., as borrower (the “Borrower”), The Bank of Nova Scotia, in its capacity as lead arranger, administrative agent and bookrunner (in such capacity, the “Agent”), National Bank of Canada, as syndication agent, Royal Bank of Canada, as documentation agent, and The Bank of Nova Scotia (“BNS”), National Bank of Canada, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, Wells Fargo N.A., London Branch and HSBC Bank Canada, as lenders (together with certain other Persons which become lenders from time to time, the “Lenders”) and is made with reference to the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011, as amended June 17, 2011 (as amended, the “Credit Agreement”).

RECITALS

A.           The Borrower, the Agent and the Lenders wish to amend the Credit Agreement to extend the Term Conversion Date by 364 days, increase the Authorized Revolving Amount and Borrowing Base Limit, and amend the Applicable Pricing Margin, which amendments shall be on the terms and subject to the conditions contained in this Amending Agreement.

B.           HSBC Bank of Canada (“HSBC”) intends to assign its Commitment to the other Lenders, which assignment shall be effective upon Closing with respect to that portion of its Commitment that is not subject to Outstanding BAs, and upon the maturity of each Outstanding BA with respect to that portion of the Commitment subject to such Outstanding BA.

C.           The Borrower proposes to sell 8,300,000 common shares in the capital of Longview Oil Corp. (the “Longview Shares”) pursuant to the underwriting agreement dated effective April 30, 2012 among the Borrower, Longview Oil Corp. and RBC Dominion Securities Inc., FirstEnergy Capital Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., CIBC World Markets Inc. and Macquarie Capital Markets Canada Ltd. (the “Longview Share Sale”), which Longview Shares have been pledged as security for the Secured Obligations pursuant to the Longview Share Pledge, and the Lenders have agreed to consent to the Longview Share Sale.

NOW THEREFORE for good and valuable consideration, including the agreements, provisions and covenants herein contained, the receipt and sufficiency of which is acknowledged by the parties to this Amending Agreement, the parties agree as follows:

1.                      INTERPRETATION

1.1                      Capitalized Terms from the Credit Agreement.   Where capitalized terms are used in this Amending Agreement but not defined, they shall have the definitions given to them in the Credit Agreement.

1.2                      Capitalized Terms in this Amending Agreement.  The following capitalized terms shall have the definitions set out below:

(a)	“Agent” is defined in the preamble of this Amending Agreement.

(b)	“Amended Credit Agreement” is defined in Section 4.1(a).

(c)	“Amending Agreement” means this second amendment to the Credit Agreement.

(d)	“Assigned Rights” is defined in Section 2.6(a)(iii).

(e)	“BA1” means the outstanding Bankers’ Acceptance having a face amount equal to Cdn. $[Redacted] and a term from March 16, 2012 to June 14, 2012.

(f)	“BA2” means the outstanding Bankers’ Acceptance having a face amount equal to Cdn. $[Redacted] and a term from April 18, 2012 to July 18, 2012.

(g)	“BNS” is defined in the preamble of this Amending Agreement.

(h)	“Borrower” is defined in the preamble of this Amending Agreement.

(i)	“Closing” is defined in Section 3.1.

(j)	“Credit Agreement” is defined in the preamble of this Amending Agreement.

(k)	“HSBC” is defined in Recital B.

(l)	“Lenders” is defined in the preamble of this Amending Agreement.

(m)	“Longview Shares” is defined in Recital C.

(n)	“Longview Share Sale” is defined in Recital C.

(o)	“New Authorized Revolving Amount” means Cdn. $280,000,000, being the increased Authorized Revolving Amount provided for in this Amending Agreement.

(p)	“New Commitment” means the Commitment of each Remaining Lender under the Credit Facility as set out in Appendix 2.

(q)	“Old Commitment” means the Commitment of each Remaining Lender prior to this Amending Agreement becoming effective.

(r)	“Outstanding BAs” means BA1 and BA2, and “Outstanding BA” means any one of them.

(s)	“Parties” means the Borrower, the Agent and the Lenders.

(t)	“Remaining Lenders” means the Lenders other than HSBC and “Remaining Lender” means any one of them..

(u)	“Remaining Lender’s Pro Rata Share” means the Pro Rata Share of a Remaining Lender based on the Remaining Lender’s New Commitment and the New Authorized Revolving Amount.

1.3                      References to the Credit Agreement and the Other Loan Documents.  For greater certainty, on and after the date hereof, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement,” “thereunder,” “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement.

1.4                      References.  References to Recitals, Sections and Appendices, unless otherwise specified, mean Recitals, Sections and Appendices to this Amending Agreement.

1.5                      Headings.  Section and subsection headings in this Amending Agreement are included herein for convenience of reference only and shall not constitute a part of this Amending Agreement for any other purpose or be given any substantive effect.

2.                      AMENDMENTS TO CREDIT AGREEMENT AND EXTENSION

2.1                      Definitions.

(a)
Applicable Pricing Margin.  The definition of “Applicable Pricing Margin” in Section 1.1 of the Credit Agreement is amended by replacing the table setting out the Applicable Pricing Margin levels corresponding to ranges of Consolidated Debt to Cash Flow Ratios with the following table:

Level	Consolidated Debt to Cash Flow Ratio	Applicable Pricing Margin
		Banker’s Acceptances, BA Equivalent Loans and LIBOR Loans	Prime Rate Loans and U.S. Base Rate Loans	Standby Fees
1	≤ 1.0:1.0	[Redacted]	[Redacted]	[Redacted]
2	> 1.0:1.0, ≤ 1.5:1.0	[Redacted]	[Redacted]	[Redacted]
3	> 1.5:1.0, ≤ 2.0:1.0	[Redacted]	[Redacted]	[Redacted]
4	> 2.0:1.0, ≤ 2.5:1.0	[Redacted]	[Redacted]	[Redacted]
5	> 2.5:1.0	[Redacted]	[Redacted]	[Redacted]

(b)	Authorized Revolving Amount. The definition of “Authorized Revolving Amount” in Section 1 of the Credit Agreement is amended by replacing “Cdn. $255,000,000” with “Cdn. $280,000,000”;

(c)	Term Conversion Date. The definition of “Term Conversion Date” in Section 1.1 of the Credit Agreement is amended to read as follows:

““Term Conversion Date” means, in respect of each Lender, June 14, 2013, as such date may be extended under Section 5.2(b).”

2.2                      Term Conversion Date.  Each Remaining Lender agrees pursuant to Section 5.2 of the Credit Agreement to extend the Term Conversion Date applicable to such Remaining Lender by 364 days to June 14, 2013.

2.3                      Borrowing Base Limit.  Each Remaining Lender agrees pursuant to Section 7.1 of the Credit Agreement to increase the Borrowing Base Limit from Cdn. $275,000,000 to Cdn. $300,000,000.

2.4                      Fee.  The Borrower agrees to pay to each Remaining Lender an extension fee for their agreement to the terms and conditions hereof calculated on the basis of [Redacted] BPs on the amount of each Remaining Lender’s Old Commitment and [Redacted] BPs on the difference between each Lender's New Commitment and Old Commitment, which fees shall be payable and fully earned upon the execution of this Amending Agreement.

2.5                      Lender Commitments.  Schedule “G” to the Credit Agreement is hereby replaced by the Schedule “G” attached to this Amending Agreement as Appendix 2, provided that the Commitments set forth therein are subject to Section 2.6(a)(iii).

2.6                      HSBC.

(a)	Effective upon Closing:

(i)	HSBC shall have no obligation to give or provide any Accommodation under the Credit Facility but shall continue to maintain its Pro Rata Share of the Outstanding BAs until each of them expire;

(ii)	HSBC shall not be entitled to receive payment of any Standby Fees accruing after such conditions are satisfied or waived;

(iii)
HSBC shall be deemed to have assigned to the Remaining Lenders that portion of its Commitment, and all of its rights and obligations under the Credit Agreement and the Loan Documents in respect thereof (collectively, the “Assigned Rights”), equal to its total Commitment, provided that such assignment shall, with respect to each Outstanding BA, only become effective upon the maturity of such Outstanding BA.  The Agent, in consultation with the Remaining Lenders, allocate such portion of the Assigned Rights to the Remaining Lenders to ensure that each Remaining Lender’s Pro Rata Share of the New Commitment is as set out in Appendix 2; and

(iv)	Upon the maturity of BA2 and its deemed assignment to the Remaining Lenders in accordance with Section 2.6(a)(iii), HSBC shall cease to be a Lender under the Loan Documents.

(b)
As the assignment of each portion of its Assigned Rights becomes effective in accordance with Section 2.6(a)(iii), HSBC shall be deemed to represent and warrant to the Remaining Lenders that it is the legal and beneficial owner of such portion of the Assigned Rights and that such portion of the Assigned Rights are assigned free and clear of any Security Interest.

(c)
The Borrower, the Agent and the Lenders acknowledge and agree that as of Closing, the Aggregate Principal Amount may not be outstanding in accordance with each Lender’s Pro Rata Share or each Remaining Lender’s Pro Rata Share, and in order to ensure that the Aggregate Principal Amount will be outstanding in accordance with each Remaining Lender’s Pro Rata Share as soon as possible, agree as follows:

(i)
to allocate all Accommodation made after Closing to the Remaining Lenders in such manner and for such period of time as is necessary to ensure that all Accommodations outstanding with the Remaining Lenders are outstanding in accordance with each Remaining Lender’s Pro Rata Share as soon as reasonably possible;

(ii)
for certainty, if and to the extent that any Outstanding BA is subject to a Rollover or Conversion on or after Closing, all Remaining Lenders shall fund their Remaining Lender’s Pro Rata Share under such portion of such Rollover or Conversion (with such Remaining Lender’s Pro Rata Share calculated, for certainty, after giving effect to this Section 2.6 but without reference to any portion of HSBC’s Commitment under any Outstanding BA which is assigned upon the maturity thereof immediately prior to such Rollover or Conversion); and

(iii)
until such time as the outstanding Accommodations are outstanding in accordance with each Remaining Lender’s Pro Rata Share, the definition of Required Lenders shall be determined based on Accommodations outstanding rather than on the Total Commitment.

3.                      CONDITIONS PRECEDENT TO EFFECTIVENESS

3.1                      Conditions Precedent.  The amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement shall become effective upon the satisfaction of the following conditions precedent (such satisfaction or waiver of all of the conditions precedent being the “Closing”):

(a)
the representations and warranties contained or adopted herein shall be true and correct as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying that this representation and warranty is and remains accurate as of the date thereof;

(b)
there shall exist no Default or Event of Default as of the date hereof and the Agent shall have received an officer’s certificate from the Borrower certifying that this representation and warranty is and remains accurate as of the date thereof;

(c)	the Borrower shall have paid to the Agent the fees payable to the Lenders under Section 2.4;

(d)	the Agent shall have received ten (10) original copies of this Amending Agreement, duly executed by the Borrower, the Agent and the Lenders; and

(e)
the Agent shall have received four (4) original copies of an officer’s certificate from the Borrower certifying as to any changes to the constating documents or by-laws since the Closing, the authorization of this Amending Agreement, incumbency and such other matters as the Agent reasonably requires, in form and substance satisfactory to the Agent.

3.2                      Waiver of Conditions Precedent.  The Lenders may waive the conditions precedent set out in Section 3.1 of this Amending Agreement in whole or in part on such terms as they deem appropriate in their absolute discretion.

4.                      REPRESENTATIONS AND WARRANTIES

4.1                      The Borrower hereby represents and warrants to the Agent and the Lenders, and acknowledges that the Agent and the Lenders are relying upon such representations and warranties in entering into this Amending Agreement and making the amendments to the Credit Agreement provided for in Section 2 of this Amending Agreement, that as of the date hereof:

(a)
the Borrower has the full corporate power and capacity to enter into this Amending Agreement and to perform its obligations under this Amending Agreement and the Credit Agreement, as amended by this Amending Agreement (the Credit Agreement, as amended by this Amending Agreement, being the “Amended Credit Agreement”);

(b)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement have been duly authorized by all necessary corporate action on the part of the Borrower;

(c)
the execution and delivery by the Borrower of this Amending Agreement and the performance by the Borrower of its obligations under the Amended Credit Agreement do not conflict with or contravene or constitute a default under (i)  the constating documents, the by-laws or any resolutions of the Borrower; (ii) any agreement or instrument to which the Borrower is a party or by which it is bound; (iii) the Material Contracts; and (iv) any Applicable Law affecting or in respect of the Borrower or any of its Property, except to the extent that any such conflict, contravention or default would not have a Material Adverse Effect;

(d)	this Amending Agreement has been duly executed and delivered by the Borrower;

(e)
the Amended Credit Agreement is a legal, valid and binding obligation of the Borrower, enforceable against the Borrower by the Agent and the Lenders in accordance with its terms, except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; and

(f)
the representations and warranties contained in Section 10.1 of the Credit Agreement (other than those in Subsections 10.1(q)(i), 10.1(r) and 10.1(s)) are and will be true, correct and complete in all material respects on and as of the date hereof, except to the extent such representations and warranties specifically relate to an earlier date.

5.                      MISCELLANEOUS

5.1                      Longview Shares.  The Lenders hereby consent to the Longview Share Sale and hereby authorize and direct the Agent to: (a) release the Longview Shares from all Security Documents and Security Interests created thereby, and (ii) deliver a no interest letter to the Borrower evidencing such release.

5.2                      Credit Agreement and other Loan Documents.  Except as specifically amended by this Amending Agreement, the Credit Agreement and all other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

5.3                      Waivers.  The execution, delivery and performance of this Amending Agreement shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of, any right, power or remedy of the Agent or the Lenders under the Credit Agreement or any of the other Loan Documents.

5.4                      Fees and Expenses.  The Borrower acknowledges that all reasonable costs, fees and expenses as described in Section 3.3 of the Credit Agreement incurred by Agent and its counsel with respect to this Amending Agreement shall be for the account of Borrower.

5.5                      Applicable Law.  This Amending Agreement and the rights and obligations of the Parties hereunder shall be governed by, and shall be construed and enforced in accordance with the internal laws of the Province of Alberta and the federal laws of Canada applicable therein.

5.6                      Counterparts.  This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.  Signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document.  Faxed or electronic copies of signatures shall be treated as originals for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER: ADVANTAGE OIL & GAS LTD. Per: Signed "Authorized Signatory" Name: Craig Blackwood Title: Vice President, Finance	AGENT: THE BANK OF NOVA SCOTIA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:

LENDERS: THE BANK OF NOVA SCOTIA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:	NATIONAL BANK OF CANADA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:
ROYAL BANK OF CANADA Per: Signed "Authorized Signatory" Name: Title: Name: Title:	CANADIAN IMPERIAL BANK OF COMMERCE Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:

UNION BANK, CANADA BRANCH Per: Signed "Authorized Signatory" Name: Title: Name: Title:	ALBERTA TREASURY BRANCHES Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:
HSBC BANK CANADA Per: Signed "Authorized Signatory" Name: Title: Signed "Authorized Signatory" Name: Title:	WELLS FARGO N.A., LONDON BRANCH Per: Signed "Authorized Signatory" Name: Title: Name: Title:

APPENDIX 1

OUTSTANDING BANKERS ACCEPTANCES
(all dollar amounts are expressed in Canadian Dollars)

Lenders	Revolving Commitments	BA1	BA2
The Bank of Nova Scotia	[Redacted]	[Redacted]	[Redacted]
National Bank of Canada	[Redacted]	[Redacted]	[Redacted]
Royal Bank of Canada	[Redacted]	[Redacted]	[Redacted]
Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]	[Redacted]
Union Bank, Canada Branch	[Redacted]	[Redacted]	[Redacted]
Alberta Treasury Branches	[Redacted]	[Redacted]	[Redacted]
HSBC Bank Canada	[Redacted]	[Redacted]	[Redacted]
Wells Fargo N.A., London Branch	[Redacted]	[Redacted]	[Redacted]
Totals	$255,000,000	[Redacted]	[Redacted]

APPENDIX 2

SCHEDULE “G”

ADVANTAGE OIL & GAS LTD.
FIFTH AMENDED AND RESTATED SYNDICATED CREDIT AGREEMENT

SCHEDULE OF LENDERS AND THEIR COMMITMENTS

	Name and address of Lenders	Revolving Commitments
1.	The Bank of Nova Scotia Oil, Gas & Pipelines 2000 700 2nd Street S.W. Calgary, Alberta, T2P 2N7	[Redacted]
2.	National Bank of Canada Suite 2700, 530 - 8th Avenue S.W. Calgary, Alberta, T2P 3S8	[Redacted]
3.	Royal Bank of Canada Corporate Banking, RBC Capital Markets 11th Floor, 335 - 8th Avenue S.W. Calgary, Alberta, T2P 1C9	[Redacted]
4.	Canadian Imperial Bank of Commerce Oil & Gas Group 9th Floor Bankers Hall 855 - 2nd Street SW Calgary, Alberta T2P 2P2	[Redacted]
5.	Union Bank, Canada Branch Suite 730, 440 2nd Avenue SW Calgary, Alberta T2P 5E9	[Redacted]
6.	Alberta Treasury Branches 600 444-7th Avenue S.W. Calgary, Alberta T2P 0X8	[Redacted]
7.	Wells Fargo N.A., London Branch One Plantation Place, 30 Fenchurch Street London EC3M 3BD (Attention: Moubeen Korimbocus) - and - 1445 Ross Ave Dallas, TX 75202 (Attention: Muhammad Dhamani)	[Redacted]
	Aggregate Commitments	Cdn. $280,000,000